QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(B)

DRAFT E-MAIL TO ALL ELIGIBLE OPTION HOLDERS

To:	[E-MAIL ADDRESS]
From:	[E-MAIL ADDRESS] on behalf of Tom Hogan
Date:	November 17, 2006
Subject:	Action Required: Urgent Information Regarding Your Stock Options

        Recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% penalty tax and interest charges) on stock options that were granted at a discount from fair market value ("discount options") and which vest after December 31, 2004.

        You are receiving this e-mail because it has been determined that certain of your stock options, which were granted by Mercury Interactive Corporation and assumed by Hewlett-Packard as a result of the Merger, may be affected by Section 409A because they were discount options. Hewlett-Packard is offering you the opportunity to avoid the Section 409A impact by amending certain of these stock options and, to the extent applicable, receive cash payments for those eligible stock options that were in-the-money at the time of the closing of the Merger.

INFORMATIONAL MEETINGS

        To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how Hewlett-Packard has addressed the situation and the choices you have, and (iii) answer any other questions you may have, identical informational meetings will be held in Mountain View on:

  •
  November 17, 2006 from 10:00 a.m. in the Mercury Cafeteria; and

  •
  November 17, 2006 from 3:00 p.m. in the Mercury Cafeteria.

        If you cannot attend either of these meetings, the main presentation will be recorded on an audio webcast that can be viewed by accessing the following link during the term of the tender offer: [LINK]

KEY DOCUMENTS AND MATERIALS

(1)
Presentation summarizing the background and key choices you have available:

        [LINK]

(2)
Tender Offer Document (this is a very large file):

        [LINK]

(3)
Election Form:

        [ELECTION FORM ATTACHED]

(4)
Withdrawal Form:

        [LINK]

(5)
Addendum to the Tender Offer with your personalized stock option information (includes a list of your "eligible" option grants, the grant date of each of those options, to the extent applicable a description of any potential cash payments if you choose to participate in the Tender Offer and the amended option exercise price):

        [ADDENDUM ATTACHED]

ACTION ITEMS

        After reviewing the above materials, if you wish to participate in the Tender Offer, you will need to fill out, sign, and date the Election Form (see above link). The Election Form must be received by the Company via fax no later than 9:00 p.m., Pacific Time, on December 15, 2006.

QUESTIONS

        Hewlett-Packard has engaged Deloitte Tax LLP to prepare communications regarding this offer and to provide general tax information regarding this offer. Deloitte Tax LLP will not provide tax advice specific to an individual's circumstances or make any recommendation. You should direct general questions about the terms of this offer or requests for general tax information about this offer to Jason Russell, Deloitte Tax LLP, at HP409A@DELOITTE.COM. We strongly recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.

QuickLinks

  Exhibit (a)(1)(B)
DRAFT E-MAIL TO ALL ELIGIBLE OPTION HOLDERS